EXHIBIT 12.1

AMERICA WEST HOLDINGS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS EXCEPT RATIO OF EARNINGS TO FIXED CHARGES)

	Six Months Ended	Year Ended December 31,
	June 30, 2004	2003	2002	2001	2000	1999
Computation of earnings:
Income (loss) before income taxes and extraordinary item	$6,870	$57,534	$(214,757)	$(324,387)	$24,743	$206,150
Add:
Interest expense including amortization of debt expense	39,174	79,665	72,445	27,456	16,193	23,387
Interest portion of rent expense	69,633	135,592	136,455	152,392	142,252	121,722

Income (loss), as adjusted	$115,677	$272,791	$(5,857)	$(144,539)	$183,188	$351,259

Computation of fixed charges:
Interest expense including amortization of debt expense	$39,174	$79,665	$72,445	$27,456	$16,193	$23,387
Interest portion of rent expense	69,633	135,592	136,455	152,392	142,252	121,722
Capitalized interest	920	1,562	2,958	12,509	9,026	6,100

Fixed charges	$109,727	$216,819	$211,858	$192,357	$167,471	$151,209

Ratio of earnings to fixed charges(1)(2)	1.05	1.26	—	—	1.09	2.32

(1)	For the purpose of computing the ratio of earnings to fixed charges, “earnings” consist of income (loss) before income taxes and extraordinary item plus fixed charges less capitalized interest. “Fixed charges” consist of interest expense including amortization of debt expense, one-third of rent expense, which is deemed to be representative of an interest factor, and capitalized interest.

(2)	Earnings for the year ended December 31, 2002 and 2001 were inadequate to cover fixed charges by $217.7 million and $336.9 million, respectively.